SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

15 August 2007

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                 No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference in each of The Royal Bank of Scotland Group plc’s Registration Statement on Form F-3 (File No. 333-123972) and Registration Statement on Form F-4 (File No. 333-144752) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

THE ROYAL BANK OF SCOTLAND GROUP plc

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE HALF YEAR ENDED 30 JUNE 2007

	First half	First half
	2007	2006
	£m	£m

Interest receivable	13,458	11,905
Interest payable	8,075	6,711
Net interest income	5,383	5,194
Fees and commissions receivable	3,588	3,543
Fees and commissions payable	(916)	(985)
Income from trading activities	1,875	1,453
Other operating income (excluding insurance premium income)	1,712	1,457
Insurance premium income	3,193	3,112
Reinsurers’ share	(145)	(132)
Non-interest income	9,307	8,448
Total income	14,690	13,642
Staff costs	3,494	3,233
Premises and equipment	748	668
Other administrative expenses	1,319	1,286
Depreciation and amortisation	835	853
Operating expenses*	6,396	6,040
Profit before other operating charges and impairment losses	8,294	7,602
Insurance claims	2,468	2,244
Reinsurers’ share	(53)	(40)
Impairment losses	871	887
Operating profit before tax	5,008	4,511
Tax	1,272	1,387
Profit for the period	3,736	3,124
Minority interests	75	55
Preference dividends	106	91
Profit attributable to ordinary shareholders	3,555	2,978

Basic earnings per ordinary share	37.6p	31.0p

Diluted earnings per ordinary share	37.3p	30.8p

*Operating expenses include:	£m	£m
Integration costs:
- Administrative expenses	26	41
- Depreciation and amortisation	29	2
	55	43
Amortisation of purchased intangible assets	43	49
	98	92

THE ROYAL BANK OF SCOTLAND GROUP plc

FINANCIAL REVIEW

Operating profit before tax
Operating profit before tax was up 11%, from £4,511 million to £5,008 million, reflecting strong organic income growth in Corporate Markets, Wealth Management and Ulster Bank.

Total income
The Group achieved strong growth in income during the first half of 2007. Total income was up 8% or £1,048 million to £14,690 million.

Net interest income increased by 4% to £5,383 million and represents 37% of total income (2006 - 38%). Average loans and advances to customers and average customer deposits grew by 9% and 10% respectively.

Non-interest income increased by 10% to £9,307 million and represents 63% of total income (2006 - 62%).

Net interest margin
The Group’s net interest margin at 2.51% was down from 2.52% in the first half of 2006.

Operating expenses
Operating expenses rose by 6% to £6,396 million.

Cost:income ratio
The Group's cost:income ratio was 43.5% compared with 44.3% in 2006.

Net insurance claims
Bancassurance and general insurance claims, after reinsurance, increased by 10% to £2,415 million reflecting volume growth and adverse weather conditions in the first half of 2007. Excluding the impact of severe weather in June, net insurance claims increased by 3%.

Impairment losses
Impairment losses fell 2% to £871 million, compared with £887 million in 2006.

Risk elements in lending and potential problem loans represented 1.51% of gross loans and advances to customers excluding reverse repos at 30 June 2007 (31 December 2006 - 1.57%).

Provision coverage of risk elements in lending and potential problem loans was 63% (31 December 2006 - 62%).

Integration
Integration costs were £55 million compared with £43 million in 2006.

THE ROYAL BANK OF SCOTLAND GROUP plc

FINANCIAL REVIEW (continued)

Taxation
The effective tax rate for the first half of 2007 was 25.4% (first half 2006 - 30.7%). The tax rate benefited from a reduction of £157 million in deferred tax liability following the change in the rate of UK Corporation Tax from 30% to 28% from 1 April 2008. The change in the rate of taxation also reduced net interest income by £19 million to reflect lower rentals on leases with tax variation clauses.

Earnings and dividends
Basic earnings per ordinary share increased by 21%, from 31.0p to 37.6p.

An interim dividend of 10.1p per ordinary share, representing one third of last year’s total dividend will be paid on 5 October 2007 to shareholders registered on 17 August 2007.

Bonus issue
In May 2007, the Group capitalised £1,576 million of its share premium account by way of a bonus issue of two new ordinary shares of 25p each for every one held.

The number of ordinary shares in issue and per share data for prior periods have been restated to reflect the bonus issue in May 2007.

Business transfers
Divisional results for the first half of 2006 have been restated to reflect transfers of businesses between divisions in the second half of 2006 and the first half of 2007.  These changes are not material to the segmental disclosures and do not affect the Group’s results.

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED CONSOLIDATED BALANCE SHEET
AT 30 JUNE 2007

	30 June	31 December
	2007	2006
	£m	£m
Assets
Cash and balances at central banks	4,080	6,121
Treasury and other eligible bills	8,014	5,491
Loans and advances to banks	92,037	82,606
Loans and advances to customers	503,197	466,893
Debt securities	142,324	127,251
Equity shares	13,193	13,504
Settlement balances	21,372	7,425
Derivatives	183,313	116,681
Intangible assets	18,868	18,904
Property, plant and equipment	18,185	18,420
Prepayments, accrued income and other assets	6,683	8,136
Total assets	1,011,266	871,432

Liabilities
Deposits by banks	139,415	132,143
Customer accounts	419,317	384,222
Debt securities in issue	95,519	85,963
Settlement balances and short positions	71,969	49,476
Derivatives	183,461	118,112
Accruals, deferred income and other liabilities	15,711	15,660
Retirement benefit liabilities	1,987	1,992
Deferred taxation	2,721	3,264
Insurance liabilities	7,629	7,456
Subordinated liabilities	27,079	27,654
Total liabilities	964,808	825,942
Equity:
Minority interests	4,914	5,263
Shareholders’ equity*
Called up share capital	2,391	815
Reserves	39,153	39,412
Total equity	46,458	45,490
Total liabilities and equity	1,011,266	871,432

*Shareholders’ equity attributable to:
Ordinary shareholders	37,403	36,546
Preference shareholders	4,141	3,681
	41,544	40,227

THE ROYAL BANK OF SCOTLAND GROUP plc

OVERVIEW OF CONDENSED CONSOLIDATED BALANCE SHEET

Total assets of £1,011.3 billion at 30 June 2007 were up £139.8 billion, 16%, compared with 31 December 2006.

Treasury and other eligible bills increased by £2.5 billion, 46% to £8.0 billion, due to higher trading activity.

Loans and advances to banks increased by £9.4 billion, 11%, to £92.0 billion. Reverse repurchase agreements and stock borrowing ("reverse repos") increased by £10.5 billion, 19% to £64.7 billion, but were offset by a reduction in bank placings of £1.1 billion, 4%, to £27.3 billion.

Loans and advances to customers were up £36.3 billion, 8%, to £503.2 billion.  Within this, reverse repos increased by 26%, £16.6 billion to £79.5 billion.  Excluding reverse repos, lending rose by £19.7 billion, 5% to £423.7 billion reflecting organic growth across all divisions.

Debt securities increased by £15.1 billion, 12%, to £142.3 billion, principally due to increased holdings in Global Banking & Markets.

Equity shares decreased by £0.3 billion, 2%, to £13.2 billion, primarily reflecting a decrease in the market value of the investment in Bank of China.

Settlement balances rose by £13.9 billion to £21.4 billion as a result of increased customer activity in Global Banking & Markets.

Movements in the value of derivatives, assets and liabilities, primarily reflect significant changes in interest rates since the year end and growth in trading volumes.

Prepayments, accrued income and other assets were down £1.5 billion, 18% to £6.7 billion.

Deposits by banks rose by £7.3 billion, 6% to £139.4 billion to fund business growth.  This reflected increased repurchase agreements and stock lending ("repos"), up £5.0 billion, 6% to £81.3 billion combined with higher inter-bank deposits, up £2.3 billion, 4% at £58.1 billion.

Customer accounts were up £35.1 billion, 9% to £419.3 billion.  Within this, repos increased £17.7 billion, 28% to £81.7 billion.  Excluding repos, deposits rose by £17.4 billion, 5%, to £337.6 billion reflecting organic growth in all divisions.

Debt securities in issue increased by £9.6 billion, 11%, to £95.5 billion.

The increase in settlement balances and short positions, up £22.5 billion, 45%, to £72.0 billion, reflected growth in customer activity.

Deferred taxation liabilities decreased by £0.5 billion, 17% to £2.7 billion, due in part to the change in the rate of UK corporation tax from 30% to 28% from 1 April 2008.

Subordinated liabilities were down £0.6 billion, 2% to £27.1 billion.  The issue of £1.0 billion dated loan capital was more than offset by the redemption of £0.3 billion dated and undated loan capital and £0.6 billion non-cumulative preference shares and the effect of exchange rate and other adjustments, £0.7 billion.

Equity minority interests decreased by £0.3 billion, 7% to £4.9 billion, primarily reflecting a reduction in the market value of the investment in Bank of China attributable to minority shareholders.

THE ROYAL BANK OF SCOTLAND GROUP plc

OVERVIEW OF CONDENSED CONSOLIDATED BALANCE SHEET (continued)

Shareholders’ equity increased by £1.3 billion, 3% to £41.5 billion. The profit for the six months of £3.7 billion and the issue of £0.4 billion non-cumulative fixed rate equity preference shares were partially offset by a £0.3 billion decrease in available-for-sale reserves, mainly reflecting the Group’s share in the investment in Bank of China, the payment of the 2006 final ordinary dividend of £2.1 billion and preference dividends of £0.1 billion, together with movements in currency translation and cash flow hedging reserves of £0.2 billion and £0.1 billion respectively.

THE ROYAL BANK OF SCOTLAND GROUP plc

DESCRIPTION OF BUSINESS

Corporate Markets is focused on the provision of debt and risk management services to medium and large businesses and financial institutions in the UK and around the world. Its activities are organised into two businesses, Global Banking & Markets and UK Corporate Banking, in order to enhance our focus on the distinct needs of these two customer segments.

Global Banking & Markets is a leading banking partner to major corporations and financial institutions around the world, providing an extensive range of debt financing, risk management and investment services to its customers.

UK Corporate Banking is the largest provider of banking, finance and risk management services to UK corporate customers. Through its network of relationship managers across the country it distributes the full range of Corporate Markets’ products and services to companies.

Retail Markets leads the co-ordination and delivery of our multi-brand retail strategy across our product range and comprises Retail and Wealth Management.

Retail comprises both The Royal Bank of Scotland and NatWest retail brands.  It offers a full range of banking products and related financial services to the personal, premium and small business markets (SMEs) through the largest network of branches and ATMs in the UK, as well as through telephone and internet banking. Retail is the UK market leader in small business banking. Retail issues a comprehensive range of credit and charge cards and other financial products through The Royal Bank of Scotland, NatWest and other brands, including MINT, First Active UK and Tesco Personal Finance.  It is the leading merchant acquirer in Europe and ranks 4th globally.

Wealth Management provides private banking and investment services to its global clients through Coutts Group, Adam & Company, The Royal Bank of Scotland International and NatWest Offshore.

Ulster Bank, including First Active, provides a comprehensive range of retail and wholesale financial services in the Republic of Ireland and Northern Ireland.  Retail Banking has a network of branches throughout Ireland and operates in the personal, commercial and wealth management sectors. Corporate Markets provides a wide range of services in the corporate and institutional markets. RBS's European Consumer Finance ('ECF') activities, previously part of RBS Retail Markets, are now managed within Ulster Bank. ECF provides consumer finance products, particularly card-based revolving credits and fixed-term loans, in Germany and the Benelux countries.

Citizens is engaged in retail and corporate banking activities through its branch network in 13 states in the United States and through non-branch offices in other states.  Citizens was ranked the 9th largest commercial banking organisation in the US based on deposits as at 31 March 2007. Citizens Financial Group includes the seven Citizens Banks, Charter One, RBS National Bank, our US credit card business, RBS Lynk, our US merchant acquiring business, and Kroger Personal Finance, our credit card joint venture with the second largest US supermarket group.

RBS Insurance sells and underwrites retail and SME insurance over the telephone and internet, as well as through brokers and partnerships. Direct Line, Churchill and Privilege sell general insurance products direct to the customer. Through its International Division, RBS Insurance sells general insurance, mainly motor, in Spain, Germany and Italy. The Intermediary and Broker Division sells general insurance products through 2,500 independent brokers.

THE ROYAL BANK OF SCOTLAND GROUP plc

DESCRIPTION OF BUSINESS (continued)

Manufacturing supports the customer-facing businesses and provides operational technology, customer support in telephony, account management, lending and money transmission, global purchasing, property and other services. Manufacturing drives efficiencies and supports income growth across multiple brands and channels by using a single, scalable platform and common processes wherever possible. It also leverages the Group’s purchasing power and has become the centre of excellence for managing large-scale and complex change.

The expenditure incurred by Manufacturing relates to costs principally in respect of the Group's banking and insurance operations in the UK and Ireland.  These costs reflect activities that are shared between the various customer-facing divisions and consequently cannot be directly attributed to individual divisions.  Instead, the Group monitors and controls each of its customer-facing divisions on revenue generation and direct costs whilst in Manufacturing such control is exercised through appropriate efficiency measures and targets.  For financial reporting purposes the Manufacturing costs have been allocated to the relevant customer-facing divisions on a basis management considers to be reasonable.

The Centre comprises group and corporate functions, such as capital raising, finance, risk management, legal, communications and human resources. The Centre manages the Group’s capital requirements and Group-wide regulatory projects and provides services to the operating divisions.

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVISIONAL PERFORMANCE

The results of each division before amortisation of purchased intangible assets and integration costs and, where appropriate, before allocation of Manufacturing costs ("Contribution") and after allocation of Manufacturing costs ("Operating profit before tax") are detailed below. The Group continues to manage costs where they arise, with customer-facing divisions controlling their direct expenses whilst Manufacturing is responsible for shared costs. The Group does not allocate these shared costs between divisions in the day-to-day management of its businesses, and the way in which divisional results are presented reflects this. The results in section (i) below include an allocation of Manufacturing costs to the relevant customer-facing divisions on a basis the management considers reasonable.

(i)  Operating profit before tax
	First half	First half
	2007	2006	Increase
	£m	£m	%

Corporate Markets
- Global Banking & Markets	2,170	1,829	19
- UK Corporate Banking	981	878	12
Total Corporate Markets	3,151	2,707	16
Retail Markets
- Retail	1,160	1,085	7
- Wealth Management	202	158	28
Total Retail Markets	1,362	1,243	10
Ulster Bank	238	198	20
Citizens	752	812	(7)
RBS Insurance	255	351	(27)
Manufacturing	-	-	-
Central items	(652)	(708)	8
Profit before amortisation of purchased intangibles and integration costs	5,106	4,603	11
Amortisation of purchased intangible assets	(43)	(49)	12
Integration costs	(55)	(43)	(28)
Operating profit before tax	5,008	4,511	11

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVISIONAL PERFORMANCE (continued)

(ii)  Contribution
	First half	First half
	2007	2006	Increase
	£m	£m	%
Corporate Markets
- Global Banking & Markets	2,241	1,899	18
- UK Corporate Banking	1,195	1,088	10
Total Corporate Markets	3,436	2,987	15
Retail Markets
- Retail	1,946	1,854	5
- Wealth Management	273	228	20
Total Retail Markets	2,219	2,082	7
Ulster Bank	345	303	14
Citizens	752	812	(7)
RBS Insurance	362	456	(21)
Manufacturing	(1,428)	(1,399)	(2)
Central items	(580)	(638)	9
Profit before amortisation of purchased intangibles and integration costs	5,106	4,603	11
Amortisation of purchased intangible assets	(43)	(49)	12
Integration costs	(55)	(43)	(28)
Operating profit before tax	5,008	4,511	11

(iii)  Risk-weighted assets of each division were as follows:

	30 June	31 December
	2007	2006
	£bn	£bn

Corporate Markets
- Global Banking & Markets	144.0	138.1
- UK Corporate Banking	99.9	93.1
Total Corporate Markets	243.9	231.2
Retail Markets
- Retail	69.9	70.6
- Wealth Management	7.0	6.4
Total Retail Markets	76.9	77.0
Ulster Bank	32.3	29.7
Citizens	57.0	57.6
Other	9.6	4.8
	419.7	400.3

THE ROYAL BANK OF SCOTLAND GROUP plc

CORPORATE MARKETS

	First half	First half
	2007	2006
	£m	£m

Net interest income	1,569	1,493
Non-interest income	4,162	3,463
Total income	5,731	4,956
Direct expenses
- staff costs	1,476	1,220
- other	345	278
- operating lease depreciation	354	374
	2,175	1,872
Impairment losses	120	97
Contribution	3,436	2,987
Allocation of Manufacturing costs	285	280
Operating profit before tax	3,151	2,707

	30 June 2007 £bn	31 December 2006 £bn

Total assets*	579.9	472.4
Loans and advances to customers – gross*
- banking book	195.7	181.1
- trading book	16.0	15.4
Rental assets	13.6	13.9
Customer deposits*	143.1	132.5
Risk-weighted assets	243.9	231.2

* excluding reverse repos and repos

Corporate Markets achieved a strong performance in the first half of 2007, with excellent results across our businesses. Total income rose by 16% to £5,731 million. Contribution grew by 15% to £3,436 million and operating profit before tax by 16% to £3,151 million.

Average loans and advances to customers, excluding reverse repos, grew by 14% and average customer deposits (excluding repos) by 17%. The portfolio remains well diversified by counterparty, sector and geography, while our average credit grade continues to improve. Assets grew strongly outside the UK, particularly in Western Europe and Asia. Overall credit conditions remained benign, and annualised impairment losses represented 0.11% of loans and advances to customers.

Average risk-weighted assets rose by 12%, with disciplined capital management. The annualised ratio of operating profit to average risk-weighted assets improved from 2.5% to 2.6%.

THE ROYAL BANK OF SCOTLAND GROUP plc

CORPORATE MARKETS - GLOBAL BANKING & MARKETS

	First half	First half
	2007	2006
	£m	£m

Net interest income from banking activities	716	721
Funding costs of rental assets	(256)	(246)
Net interest income	460	475
Net fees and commissions receivable	545	431
Trading activities	1,498	1,282
Income from rental assets	604	596
Other operating income	766	487
Non-interest income	3,413	2,796
Total income	3,873	3,271
Direct expenses
- staff costs	1,173	951
- other	245	195
- operating lease depreciation	193	207
	1,611	1,353
Impairment losses	21	19
Contribution	2,241	1,899
Allocation of Manufacturing costs	71	70
Operating profit before tax	2,170	1,829

	30 June 2007 £bn	31 December 2006 £bn

Total assets*	484.9	383.7
Loans and advances to customers – gross*
- banking book	102.4	94.3
- trading book	16.0	15.4
Rental assets	11.9	12.2
Customer deposits*	59.4	54.1
Risk-weighted assets	144.0	138.1

* excluding reverse repos and repos

Global Banking & Markets ('GBM') delivered another strong performance in the first half of 2007, achieving excellent growth in income while continuing to expand our strong international franchise. Total income rose by 18% to £3,873 million, with contribution up by 18% to £2,241 million and operating profit before tax by 19% to £2,170 million.

In the first half of 2007 GBM invested in further extending its capabilities as a leading provider of debt financing and risk management solutions covering the origination, structuring and distribution of a wide range of assets.  Our recently announced joint venture with Sempra Energy will enable us to extend the range of energy and commodities products we offer to our corporate and financial institution clients.

GBM has also broadened its worldwide reach. In Europe, income increased by 33% in local currency as a result of good performances in Germany, Spain, France, Italy and the Nordic region.  We have grown the activities of our primary dealerships in government debt in France and Italy and added new dealerships in Austria and the Netherlands.

THE ROYAL BANK OF SCOTLAND GROUP plc

CORPORATE MARKETS - GLOBAL BANKING & MARKETS (continued)

In Asia-Pacific we made marked progress, with income more than doubling in US dollar terms.  We have established a good platform, developing both our product capability and client relationships across the region. In North America GBM continues to diversify its income streams, building its customer base and business across a broad range of activities. It achieved good results in corporate bond origination and in treasury and investor products, but its traditional asset-backed and related businesses experienced reduced origination volumes and unfavourable market conditions. Total income in North America declined by 6%, in local currency.

Net interest income represents 12% of GBM’s total income. At £460 million it fell by 3%, primarily reflecting the effect of the change in the rate of UK Corporation Tax on leases with tax variation clauses. Average loans and advances to customers, excluding reverse repos, increased as we further expanded our customer base outside the UK.

Net fee income rose by 26% to £545 million, reflecting our top tier position in arranging, structuring and distributing large scale financings, with excellent progress in international bond underwritings.

Income from trading activities grew by 17% to £1,498 million, with a particularly strong performance in our European businesses helping to offset lower revenues in US asset-backed and related markets.  Good performances in foreign exchange and interest rate derivatives were supplemented by growth in our broadening product range, including equity derivatives and retail investor products.  Average trading book value at risk remained modest at £16.1 million.

Our rental and other asset-based activities have achieved continuing success in originating, structuring, financing and managing physical assets such as aircraft, trains, ships and real estate for our customers. Income from rental assets, net of related funding costs and operating lease depreciation, increased by 8%.  These businesses also generated value through the ownership and active management of our portfolio of assets.  Good results from these activities, as well as from principal investments arising from our financing activities with corporate customers and financial sponsors, were reflected in other operating income, which increased to £766 million.

We have maintained good cost discipline while continuing to invest in extending our geographical footprint, our infrastructure and our product range. Total expenses grew by 18% to £1,682 million. Variable performance-related compensation increased and now accounts for 45% of total costs.

Portfolio risk remained stable and the corporate credit environment remained benign. Impairment losses of £21 million were in line with the first half of 2006, a period which included significant recoveries.

Average risk-weighted assets grew by 12% and the annualised ratio of operating profit to average risk-weighted assets improved from 2.8% to 3.0%.

THE ROYAL BANK OF SCOTLAND GROUP plc

CORPORATE MARKETS – UK CORPORATE BANKING

	First half	First half
	2007	2006
	£m	£m

Net interest income	1,109	1,018
Non-interest income	749	667
Total income	1,858	1,685
Direct expenses
- staff costs	303	269
- other	100	83
- operating lease depreciation	161	167
	564	519
Impairment losses	99	78
Contribution	1,195	1,088
Allocation of Manufacturing costs	214	210
Operating profit before tax	981	878

	30 June 2007 £bn	31 December 2006 £bn

Total assets*	95.0	88.7
Loans and advances to customers – gross*	93.3	86.8
Customer deposits*	83.7	78.4
Risk-weighted assets	99.9	93.1

* excluding reverse repos and repos

UK Corporate Banking has had a strong start to the year across its businesses, building further on our market-leading positions. Total income rose by 10% to £1,858 million and contribution by 10% to £1,195 million. Operating profit before tax rose by 12% to £981 million.

There has been good growth in customer volumes, with average loans and advances up 12% and average deposits up 18%. This led to an increase in net interest income of 9% to £1,109 million. Although the corporate marketplace remains an area of intense competition, the rate of margin decline has eased in the first half of 2007.

Non-interest income rose by 12% to £749 million, as a result of growth in fees and good progress in the distribution of trade and invoice finance as well as of interest rate and foreign exchange products.

Total expenses rose by 7% to £778 million. We have continued to extend “Another Way of Banking”, improving our service quality and product capabilities through the addition of 600 front-line staff. We have made good progress in the rollout of Bankline, our enhanced web-based electronic banking platform, adding advanced payments functionality.

Impairment losses totalled £99 million, which as a percentage of average loans and advances to customers is in line with the full year 2006, reflecting the stable credit quality of the portfolio as well as a benign economic environment.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL MARKETS

	First half	First half
	2007	2006
	£m	£m

Net interest income	2,339	2,243
Non-interest income	1,965	1,900
Total income	4,304	4,143
Direct expenses
- staff costs	828	774
- other	360	386
	1,188	1,160
Insurance net claims	285	242
Impairment losses	612	659
Contribution	2,219	2,082
Allocation of Manufacturing costs	857	839
Operating profit before tax	1,362	1,243

	30 June 2007 £bn	31 December 2006 £bn

Total banking assets	120.4	118.4
Loans and advances to customers - gross
- mortgages	70.4	69.7
- personal	20.5	20.5
- cards	7.8	8.2
- business	19.5	18.1
Customer deposits*	122.0	115.5
Investment management assets - excluding deposits	38.2	34.9
Risk-weighted assets	76.9	77.0
* customer deposits exclude bancassurance.

Retail Markets achieved a good performance in the first half of 2007, with income ahead 4% to £4,304 million, contribution up by 7% to £2,219 million and operating profit before tax up by 10% to £1,362 million.

Retail Markets has continued to focus on savings and investment products and has seen strong growth in these areas, with average customer deposits up 10%. Our Wealth Management businesses have performed strongly, benefiting from the significant investment made in the UK and Asia in recent years.  Lending growth in the personal sector remains subdued as a result of the slowdown in demand for consumer credit.  We have maintained our cautious approach to this sector, reducing lending in a number of segments where we have not viewed returns as commensurate with the risks and acquisition costs involved.

Expenses have been kept under tight control, with continued efficiency gains allowing us to continue to invest and grow the business.  The first half of 2007 marked the turning point in UK unsecured credit, and impairment losses fell by 7%, with the resultant increase in profitability.

Average risk-weighted assets fell by 2%, reflecting a change in business mix towards mortgage lending as well as careful balance sheet management, including increased use of securitisations.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL MARKETS - RETAIL

	First half	First half
	2007	2006
	£m	£m

Net interest income	2,067	2,006
Non-interest income	1,740	1,701
Total income	3,807	3,707
Direct expenses
- staff costs	670	631
- other	295	323
	965	954
Insurance net claims	285	242
Impairment losses	611	657
Contribution	1,946	1,854
Allocation of Manufacturing costs	786	769
Operating profit before tax	1,160	1,085

	30 June 2007 £bn	31 December 2006 £bn

Total banking assets	107.8	107.4
Loans and advances to customers – gross
- mortgages	66.2	65.6
- personal	16.5	17.1
- cards	7.7	8.1
- business	18.2	16.9
Customer deposits*	91.3	87.1
Risk-weighted assets	69.9	70.6

* customer deposits exclude bancassurance.

Retail has delivered a good performance in the first half of 2007, growing contribution by 5% to £1,946 million, and operating profit before tax by 7% to £1,160 million. This good result reflects 3% growth in income to £3,807 million, strong cost control and reduced impairment losses, while maintaining a cautious approach to unsecured lending.

In consumer banking we have achieved strong growth in savings balances and a significant uplift in sales of cards, bancassurance and loans through our branches. We have again expanded our customer franchise, growing our personal current account base by 2%.  We continue to perform well in the switcher market, reinforcing our leading position in current accounts.  RBS and NatWest are now ranked first and joint second respectively among major high street banks in Great Britain for the percentage of main current account customers that are "extremely satisfied" and “extremely or very satisfied” overall.

In business banking the implementation of a new operating model has produced good results, enabling us to increase our market share. NatWest leads the SME banking market in England and Wales while RBS remains leader in the Scottish market. We have gained ground in the start-up market and have recently launched a new market-leading account to target this segment.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL MARKETS - RETAIL (continued)

Results for our cards and direct finance business reflected our strategy of focusing unsecured personal lending on lower risk segments, as well as the market-wide decline in credit card borrowing.  Income was 5% lower as a result of declining card and direct loan balances and the impact of the Office of Fair Trading’s ruling on credit card fees.  Effective cost control and reducing credit losses contributed to a 4% increase in operating profit.

Net interest income increased by 3% to £2,067 million, with faster growth in deposits helping to mitigate lower unsecured lending volumes and declining card balances.  Average customer deposit balances were 8% higher, driven by very strong growth in personal savings balances, up 12%, and accelerating growth in business deposits, up 10%. Net interest margin was stable.

Average loans and advances to customers increased by 4%, with average mortgage lending up 7% and average business loans up 8%.  Mortgage activity focused on the more profitable branch channels, where gross lending was 13% higher, whilst we have continued to take a selective approach to the intermediary channel, where our gross lending was 10% lower than in the first half of 2006.  We have further reduced our presence in the direct loans market, whilst focusing on quality business with existing customers, resulting in continued growth in lending through the branch channel.  Average credit card balances fell by 10% as customers repaid debt, but we have achieved excellent growth in the recruitment of new card accounts through our branches.

Non-interest income was £1,740 million, 2% ahead of the first half of 2006, with strong income growth in investment and private banking businesses offset by lower credit card late payment fees and lower fee income as a result of reduced direct lending volumes.

Bancassurance continued its excellent progress with sales increasing by 24% to £171 million annual premium equivalent. The continuing increase in our sales force has resulted in an increase in market share to more than 10%.

Despite investments for future growth, total expenses rose by just 2% to £1,751 million, whilst direct expenses were up just 1% to £965 million. Excluding redundancy costs associated with the division’s reorganisation, direct costs were 2% lower. These redundancy costs resulted in a 5% reduction in headcount and made up most of a 6% increase in staff costs to £670 million. We sustained investment in customer-facing staff in branches and in our bancassurance and investment businesses.  Other costs were reduced by 9% to £295 million.

Impairment losses decreased by 7% to £611 million, reflecting the improvement in arrears trends on both credit cards and unsecured personal loans.  Mortgage arrears remain very low – the average loan-to-value ratio of Retail’s mortgages was 47% overall and 64% on new mortgages written in the first half of 2007.  Small business credit quality remains good.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL MARKETS - WEALTH MANAGEMENT

	First half	First half
	2007	2006
	£m	£m

Net interest income	272	237
Non-interest income	225	199
Total income	497	436
Direct expenses
- staff costs	158	143
- other	65	63
	223	206
Impairment losses	1	2
Contribution	273	228
Allocation of Manufacturing costs	71	70
Operating profit before tax	202	158

	30 June 2007 £bn	31 December 2006 £bn

Loans and advances to customers – gross	9.6	8.8
Investment management assets – excluding deposits	31.2	28.2
Customer deposits	30.7	28.4
Risk-weighted assets	7.0	6.4

Wealth Management delivered strong growth, with total income rising by 14% to £497 million. Contribution grew by 20% to £273 million and operating profit before tax by 28% to £202 million.

Wealth Management’s offering of private banking and investment services continued to deliver robust organic income growth in the first half of 2007.  We have continued Coutts UK’s regional expansion programme, and this has helped us to grow customer numbers in the UK by 7%.  Outside the UK, Coutts International has maintained its momentum in the Asia-Pacific region, where we have succeeded in growing customer numbers by 20% and income by 46% in US dollar terms.

Growth in banking volumes contributed to a 15% rise in net interest income to £272 million.  Average loans and advances to customers rose by 12% and average deposits by 15%.

Non-interest income grew by 13% to £225 million, reflecting higher investment management fees and new product sales, as well as continued growth in underlying new business volumes, particularly in the UK and Asia. Assets under management rose to £31.2 billion at 30 June 2007, up 20% from a year earlier.

Total expenses rose by 7% to £294 million, reflecting our continued investment in the UK along with further recruitment of private bankers, particularly in Asia. Total headcount increased by 10%.

THE ROYAL BANK OF SCOTLAND GROUP plc

ULSTER BANK
	First half	First half
	2007	2006
	£m	£m

Net interest income	442	397
Non-interest income	171	146
Total income	613	543
Direct expenses
- staff costs	137	121
- other	78	62
	215	183
Impairment losses	53	57
Contribution	345	303
Allocation of Manufacturing costs	107	105
Operating profit before tax	238	198

Average exchange rate - €/£	1.482	1.456

	30 June 2007 £bn	31 December 2006 £bn

Total assets	49.4	44.5
Loans and advances to customers - gross
- mortgages	16.2	15.0
- corporate	21.7	19.6
- other	3.2	3.6
Customer deposits	20.1	18.1
Risk-weighted assets	32.3	29.7

Spot exchange rate - €/£	1.485	1.490

Ulster Bank continued to perform strongly in both personal and corporate banking across the island of Ireland, with total income rising by 13% to £613 million.  Contribution increased by 14% to £345 million and operating profit before tax by 20% to £238 million. We achieved a particularly strong performance in commercial banking and have made good progress in Capital Markets, working closely with Global Banking & Markets. We launched a new Wealth business in May to serve Ireland’s growing population of high net worth individuals, and this is already proving successful, with strong take-up of new product offerings.

Net interest income increased by 11% to £442 million, reflecting growth in both lending and deposit gathering. Average loans and advances to customers increased by 27%, with particularly strong balance growth in business lending, up 37% across a wide range of sectors. We have seen healthy growth in the mortgage book, although the pace of market growth has moderated. Average customer deposits rose by 16%, while our switcher campaign has been successful in winning 47,000 new current account customers in the first half of 2007. Net interest margin tightened in line with previous trends in lending margins.

Non-interest income rose by 17% to £171 million, driven by the success of our Capital Markets and Wealth activities.

Total expenses increased by 12% to £322 million, as we continued our investment programme to support the future growth of the business. We continued to expand our branch and business centre footprint and recruited additional customer-facing staff, particularly in our Corporate Markets division.

The credit environment remains benign, despite recent rises in interest rates, and impairment losses fell by £4 million to £53 million.

THE ROYAL BANK OF SCOTLAND GROUP plc

CITIZENS

	First half	First half	First half	First half
	2007	2006	2007	2006
	£m	£m	$m	$m

Net interest income	980	1,075	1,931	1,924
Non-interest income	585	611	1,153	1,094
Total income	1,565	1,686	3,084	3,018
Direct expenses
- staff costs	378	424	746	759
- Other	352	379	693	677
	730	803	1,439	1,436

Impairment losses	83	71	163	128
Operating profit before tax	752	812	1,482	1,454

Average exchange rate - US$/£			1.970	1.790

	30 June 2007 £bn	31 December 2006 £bn	30 June 2007 $bn	31 December 2006 $bn

Total assets	79.9	82.6	160.3	162.2
Loans and advances to customers – gross
- mortgages	9.2	9.5	18.5	18.6
- home equity	18.0	17.6	36.2	34.5
- other consumer	11.3	11.7	22.7	23.2
- corporate and commercial	17.2	16.7	34.6	32.7
Customer deposits	52.9	54.3	106.1	106.8
Customer deposits (excluding wholesale funding)	51.9	52.7	104.0	103.6
Risk-weighted assets	57.0	57.6	114.4	113.1

Spot exchange rate - US$/£			2.006	1.965

The franchise, particularly corporate and commercial banking, made good progress in the first half of 2007 as the headwinds showed signs of abating. In sterling terms, total income decreased by 7% to £1,565 million and operating profit also fell by 7% to £752 million mainly as a result of adverse movements in exchange rates. In dollar terms, stable margins and growth in fees lifted income by 2% to $3,084 million which, coupled with tight cost control and strong credit quality, resulted in operating profit before tax growth of 2% to $1,482 million.

Net interest income was £980 million ($1,931 million).  Average loans and advances to customers increased by 4%, with strong growth in corporate and commercial lending offsetting weaker demand for mortgage and auto loans. Average corporate and commercial loans excluding finance leases increased by 12%, reflecting Citizens’ success in adding new mid-corporate customers and increasing its total number of business customers by 3% to 473,000, with particularly good growth in the Midwest.

Average customer deposits increased by 1%. There has been further migration from low-cost checking accounts and liquid savings to higher-cost term and time deposits. Notwithstanding this migration, Citizens stabilised its net interest margin at 2.75% in the first half of 2007, the same level recorded in the first half of 2006 but six basis points higher than in the second half of 2006.

THE ROYAL BANK OF SCOTLAND GROUP plc

CITIZENS (continued)

Non-interest income fell by 4% to £585 million. In dollar terms, non-interest income rose by 5% to $1,153 million.  Business and corporate fees rose strongly, with good results especially in leasing, interest rate derivatives and cash management where enhanced cooperation with Corporate Markets has resulted in increased activity.  Good progress was also made in credit card issuing, where we increased our customer base by 21%, and in merchant acquiring, where RBS Lynk achieved significant growth, processing 30% more transactions than in 2006 and expanding its merchant base by 8%.

Tight cost control and a 4% reduction in headcount kept total expenses flat, despite continued investment in growth opportunities including mid-corporate banking, contactless debit cards and merchant acquiring. Citizens has also continued to develop its branch network. Our partnership with Stop & Shop Supermarkets has helped us to expand our supermarket banking franchise into downstate New York, while in February we completed the acquisition of GreatBanc, Inc., strengthening our position in the Chicago market and making us the 5th largest bank in the Chicago area, based on deposits.

The increasing proportion of commercial lending in our portfolio has contributed to an increase in impairment losses to £83 million ($163 million). This reflects the growth in the portfolio over the recent past and still represents just 0.29% of loans and advances to customers, on an annualised basis, illustrating the quality of our portfolio. Risk elements in lending and problem loans represent 0.35% of loans and advances, up slightly from 0.32% in 2006. Citizens is not active in sub-prime lending, and consumer lending is to prime customers, with average FICO scores on our portfolios, including home equity lines of credit, in excess of 700 with 96% of lending secured.

THE ROYAL BANK OF SCOTLAND GROUP plc

RBS INSURANCE

	First half	First half
	2007	2006
	£m	£m

Earned premiums	2,815	2,834
Reinsurers' share	(110)	(105)
Insurance premium income	2,705	2,729
Net fees and commissions	(201)	(248)
Other income	339	280
Total income	2,843	2,761
Direct expenses
- staff costs	147	155
- other	204	188
	351	343
Gross claims	2,164	1,995
Reinsurers' share	(34)	(33)
Net claims	2,130	1,962
Contribution	362	456
Allocation of Manufacturing costs	107	105
Operating profit before tax	255 *	351

* The impact of the June 2007 floods was to reduce operating profit by £125 million.

In-force policies (thousands)
- Own-brand motor	6,829	6,724
- Own-brand non-motor (home, rescue, pet, HR24)	3,493	3,500
- Partnerships & broker (motor, home, rescue, SMEs, pet, HR24)	9,852	11,501

General insurance reserves – total (£m)	8,223	7,942

RBS Insurance has made good progress in the first half of 2007. Total income increased by 3% to £2,843 million, driven by good growth in our own-brand businesses partially offset by a decline in partnerships.  Results in the first half were held back by the £125 million impact of June’s floods, and operating profit before tax by fell 27% to £255 million.  Excluding the June impact, operating profit before tax grew by 8%.

Our own-brand businesses have performed well, with income rising by 7%.  Operating profit declined by 13%, but excluding the June impact grew by 10%. In the UK motor market we have pursued a strategy of increasing premium rates to offset claims inflation, and have improved profitability by implementing heavier increases in higher risk categories. Total in-force motor policies were up slightly at 6.8 million. In own-brand non-motor insurance we have achieved good sales through the RBS and NatWest branch channel which has allowed in-force policies to be maintained at 2006 levels of around 3.5 million. Our international businesses also showed strong growth in the first half, with particularly good performances in Spain and Italy. The number of in-force motor policies in Europe rose by 11%.

In our partnership and broker business, providing underwriting and processing services to third parties, we have not renewed a number of large rescue contracts, and in-force policies have reduced by 14% to just under 10 million. Partnerships and broker income, however, has fallen by only 1%.  Excluding the June impact, operating profit from partnerships and brokers increased by 4%.

THE ROYAL BANK OF SCOTLAND GROUP plc

RBS INSURANCE (continued)

For RBS Insurance as a whole, insurance premium income, net of fees and commissions, was 1% higher at £2,504 million, reflecting 3% growth in our own brands offset by a 1% decline in partnerships. Other income rose by 21% to £339 million, reflecting increased investment income.

Total expenses rose by 2% to £458 million. Within this, staff costs reduced by 5%, reflecting our continued focus on improving efficiency whilst maintaining service standards.  A 9% rise in non-staff costs reflects increased marketing investment in our own motor brands.

Net claims rose by 9% to £2,130 million. Gross claims relating to the severe weather in June are estimated to have cost more than £150 million, with a net impact after allowing for profit sharing and reinsurance of £125 million.  Excluding the June impact, net claims costs rose by just 1%. In the motor book, while average claims costs have continued to rise, this has been mitigated by continuing efficiencies and improvements in risk selection and management.

The UK combined operating ratio for the first half of 2007, including Manufacturing costs, increased to 101.3%, reflecting a higher loss ratio and the discontinuation of some partnerships. Excluding the effect of June’s severe weather, the UK combined operating ratio was 95.8%.

THE ROYAL BANK OF SCOTLAND GROUP plc

MANUFACTURING

	First half	First half
	2007	2006
	£m	£m

Staff costs	370	370
Other costs	1,058	1,029
Total Manufacturing costs	1,428	1,399
Allocated to divisions	(1,428)	(1,399)
	-	-

Analysis of Manufacturing costs:
Group Technology	472	470
Group Property	464	448
Customer Support and other operations	492	481
Total Manufacturing costs	1,428	1,399

Manufacturing costs increased by 2% to £1,428 million, as improvements in productivity enabled us to support growth in business volumes and to maintain high levels of customer satisfaction while continuing to invest in the further development of our business.  Staff costs were flat, as salary inflation was offset by reduced headcount in Operations, resulting from process efficiencies.  Other costs increased by 3%, reflecting property investment and continued growth in the volumes of transactions handled.

Group Technology costs were broadly flat at £472 million, as we achieved significant improvements in productivity balanced by investment in software development.

Group Property costs increased by 4% to £464 million, reflecting the continuation of our branch improvement programme and ongoing investment in our property portfolio, including our city centre portfolio in the UK and new offices to support the strong growth of our business in Singapore and Paris.

Customer Support and other operations costs increased by only 2% to £492 million and, like Group Technology, achieved significant improvements in productivity.  This enabled us to absorb significant increases in service volumes, such as a 6% increase in transactions at our ATMs. At the same time we maintained our focus on service quality, and our UK-based telephony centres continued to record market-leading customer satisfaction scores. Our investment in 'lean manufacturing' approaches across our operational centres is expected to deliver further improvements in efficiency.

THE ROYAL BANK OF SCOTLAND GROUP plc

CENTRAL ITEMS

	First half	First half
	2007	2006
	£m	£m

Funding and corporate costs	370	424
Departmental and other costs	210	214
	580	638
Allocation of Manufacturing costs	72	70
Total central items	652	708

Funding and corporate costs were down £54 million reflecting lower pension costs, volatility attributable to derivatives that do not meet the hedge accounting criteria, the effect of exchange rate movements on interest on dollar denominated funding instruments and the benefit from new issues of equity preference shares replacing preference shares classified as debt. These were offset by goodwill payments amounting to £81 million in respect of current account administration fees.

Departmental and other costs were flat.

THE ROYAL BANK OF SCOTLAND GROUP plc

AVERAGE BALANCE SHEET

	First half 2007			First half 2006
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%
Assets
Treasury and other eligible bills	687	16	4.66	2,644	56	4.24
Loans and advances to banks	23,720	612	5.16	24,917	461	3.70
Loans and advances to customers	382,155	12,148	6.36	350,852	10,603	6.04
Debt securities	22,273	682	6.12	34,250	785	4.58
Interest-earning assets - banking business	428,835	13,458	6.28	412,663	11,905	5.77
Trading business	261,200			190,356
Non-interest-earning assets	251,997			205,046
Total assets	942,032			808,065
Liabilities
Deposits by banks	59,010	1,329	4.50	66,234	1,242	3.75
Customer accounts	275,941	5,461	3.96	249,928	4,184	3.35
Debt securities in issue	72,248	1,798	4.98	69,860	1,551	4.44
Subordinated liabilities	25,881	725	5.60	26,104	651	4.99
Internal funding of trading business	(52,857)	(1,238)	4.68	(47,355)	(917)	3.87
Interest-bearing liabilities - banking business	380,223	8,075	4.25	364,771	6,711	3.68
Trading business	263,086			191,913
Non-interest-bearing liabilities
- demand deposits	30,145			29,370
- other liabilities	227,901			186,056
Shareholders’ equity	40,677			35,955
Total liabilities	942,032			808,065

Notes:

1.	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
2.	Interest-earning assets and interest-bearing liabilities include the Retail bancassurance assets and liabilities attributable to shareholders.
3.
Interest income and interest expense do not include interest on financial assets and liabilities designated as at fair value through profit or loss.  Interest-earning assets and interest-bearing liabilities do not include the related balances.

THE ROYAL BANK OF SCOTLAND GROUP plc

AVERAGE INTEREST RATES, YIELDS, SPREADS AND MARGINS

	First half	First half
	2007	2006
Average rate	%	%

The Group's base rate	5.31	4.50

London inter-bank three month offered rates:
- Sterling	5.65	4.64
- Eurodollar	5.36	4.99
- Euro	3.94	2.75

	First half	First half
	2007	2006
Yields, spreads and margins of the banking business:	%	%

Gross yield on interest-earning assets of banking business	6.28	5.77
Cost of interest-bearing liabilities of banking business	(4.25)	(3.68)
Interest spread of banking business	2.03	2.09
Benefit from interest-free funds	0.48	0.43
Net interest margin of banking business	2.51	2.52

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE HALF YEAR ENDED 30 JUNE 2007 (unaudited)

	First half	First half
	2007	2006
	£m	£m

Interest receivable	13,458	11,905
Interest payable	8,075	6,711
Net interest income	5,383	5,194
Fees and commissions receivable	3,588	3,543
Fees and commissions payable	(916)	(985)
Income from trading activities	1,875	1,453
Other operating income (excluding insurance premium income)	1,712	1,457
Insurance premium income	3,193	3,112
Reinsurers’ share	(145)	(132)
Non-interest income	9,307	8,448
Total income	14,690	13,642
Staff costs	3,494	3,233
Premises and equipment	748	668
Other administrative expenses	1,319	1,286
Depreciation and amortisation	835	853
Operating expenses	6,396	6,040
Profit before other operating charges and impairment losses	8,294	7,602
Insurance claims	2,468	2,244
Reinsurers’ share	(53)	(40)
Impairment losses	871	887
Operating profit before tax	5,008	4,511
Tax	1,272	1,387
Profit for the period	3,736	3,124
Minority interests	75	55
Preference dividends	106	91
Profit attributable to ordinary shareholders	3,555	2,978

Basic earnings per ordinary share (Note 5)	37.6p	31.0p

Diluted earnings per ordinary share (Note 5)	37.3p	30.8p

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED CONSOLIDATED BALANCE SHEET
AT 30 JUNE 2007 (unaudited)

	30 June	31 December
	2007	2006
	£m	£m
Assets
Cash and balances at central banks	4,080	6,121
Treasury and other eligible bills	8,014	5,491
Loans and advances to banks	92,037	82,606
Loans and advances to customers	503,197	466,893
Debt securities	142,324	127,251
Equity shares	13,193	13,504
Settlement balances	21,372	7,425
Derivatives	183,313	116,681
Intangible assets	18,868	18,904
Property, plant and equipment	18,185	18,420
Prepayments, accrued income and other assets	6,683	8,136
Total assets	1,011,266	871,432

Liabilities
Deposits by banks	139,415	132,143
Customer accounts	419,317	384,222
Debt securities in issue	95,519	85,963
Settlement balances and short positions	71,969	49,476
Derivatives	183,461	118,112
Accruals, deferred income and other liabilities	15,711	15,660
Retirement benefit liabilities	1,987	1,992
Deferred taxation	2,721	3,264
Insurance liabilities	7,629	7,456
Subordinated liabilities	27,079	27,654
Total liabilities	964,808	825,942
Equity:
Minority interests	4,914	5,263
Shareholders’ equity
Called up share capital	2,391	815
Reserves	39,153	39,412
Total equity	46,458	45,490
Total liabilities and equity	1,011,266	871,432

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
FOR THE HALF YEAR ENDED 30 JUNE 2007 (unaudited)

	First half	First half
	2007	2006
	£m	£m

Net movements in reserves:
Available-for-sale	(825)	3,106
Cash flow hedges	(125)	145
Currency translation	(199)	(869)

Tax on items recognised direct in equity	180	(454)
Net (expense)/income recognised direct in equity	(969)	1,928
Profit for the period	3,736	3,124
Total recognised income and expense for the period	2,767	5,052

Attributable to:
Equity shareholders	3,020	3,462
Minority interests	(253)	1,590
	2,767	5,052

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE HALF YEAR ENDED 30 JUNE 2007 (unaudited)

	First half	First half
	2007	2006
	£m	£m
Operating activities
Operating profit before tax	5,008	4,511

Adjustments for:
Depreciation and amortisation	835	853
Interest on subordinated liabilities	725	651
Charge for defined benefit pension schemes	234	267
Cash contribution to defined benefit pension schemes	(239)	(257)
Elimination of foreign exchange differences and
other non-cash items	(2,474)	1,188
Net cash inflow from trading activities	4,089	7,213
Changes in operating assets and liabilities	3,627	(1,893)
Net cash flows from operating activities before tax	7,716	5,320
Income taxes paid	(1,022)	(943)
Net cash flows from operating activities	6,694	4,377

Investing activities
Sale and maturity of securities	9,410	14,729
Purchase of securities	(8,210)	(11,911)
Sale of property, plant and equipment	2,009	808
Purchase of property, plant and equipment	(2,086)	(1,936)
Net investment in business interests and intangible assets	(278)	(108)
Net cash flows from investing activities	845	1,582
Financing activities
Issue of ordinary shares	-	98
Issue of equity preference shares	460	350
Issue of subordinated liabilities	1,009	1,990
Proceeds of minority interests issued	-	528
Redemption of minority interests	(33)	-
Repurchase of ordinary shares	-	(201)
Shares purchased by employee trusts	(50)	-
Shares issued under employee share schemes	52	-
Repayment of subordinated liabilities	(877)	(962)
Dividends paid	(2,252)	(1,831)
Interest paid on subordinated liabilities	(684)	(678)
Net cash flows from financing activities	(2,375)	(706)

Effects of exchange rate changes on cash and cash equivalents	(356)	(1,354)

Net increase in cash and cash equivalents	4,808	3,899
Cash and cash equivalents at beginning of period	71,651	52,549
Cash and cash equivalents at end of period	76,459	56,448

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (unaudited)

1.	Basis of preparation

There have been no changes to the Group’s principal accounting policies as set out on pages 92 to 98 of the 2006 Annual Report on Form 20-F (the "2006 Form 20-F”). These accounting policies have been consistently applied in the preparation of these interim consolidated financial statements. In the opinion of management, all normal and recurring adjustments considered necessary for a fair presentation of the Group’s interim consolidated financial statements have been made.

These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended 31 December 2006 included in the 2006 Form 20-F. The balance sheet as at 31 December 2006 has been extracted from the audited financial statements included in the 2006 Form 20-F.

2.	Recent accounting developments

The Group is considering the implications of the following International Financial Reporting Interpretations Committee (‘IFRIC’) interpretations issued during 2007:

•          IFRIC 13 ‘Customer Loyalty Programmes’ was issued in June 2007. The interpretation requires revenue to be allocated to loyalty award credits as part of a sales transaction. Revenue is recognised when the credits are redeemed or when the obligation for redemption is passed to a third party. The interpretation is effective for annual accounting periods beginning on or after 1 July 2008.

•          IFRIC 14 ‘IAS 19 – the Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’ was issued in July 2007.  IFRIC 14 clarifies the circumstances in which refunds and contribution reductions for a defined benefit plan are available to an entity for the purpose of recognising a net benefit asset. It also covers the effect of a minimum funding requirement (’MFR’) on the asset and when an MFR may result in an additional liability. The interpretation is effective for annual accounting periods beginning on or after 1 January 2008.

The Group is reviewing the above interpretations to determine their effect on its financial reporting.

3.	Loan impairment provisions

Operating profit is stated after charging loan impairment losses of £851 million (2006 - £889 million).  The balance sheet loan impairment provisions increased in the half year ended 30 June 2007 from £3,935 million to £4,062 million, and the movements thereon were:

	First half	First half
	2007	2006
	£m	£m

At 1 January	3,935	3,887
Currency translation and other adjustments	(6)	(34)
Acquisitions	7	-
Amounts written-off	(768)	(737)
Recoveries of amounts previously written-off	126	96
Charge to the income statement	851	889
Unwind of discount	(83)	(63)
At 30 June	4,062	4,038

The provision at 30 June 2007 includes £2 million (31 December 2006 - £2 million; 30 June 2006 - £3 million) in respect of loans and advances to banks.

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

4.	Taxation

The charge for taxation represents 25.4% (first half 2006 - 30.7%) of Operating profit before tax.  It differs from the tax charge computed by applying the standard UK corporation tax rate of 30% as follows:

	First half	First half
	2007	2006

	£m	£m

Operating profit before tax	5,008	4,511

Expected tax charge at 30%	1,502	1,353
Non-deductible items	67	113
Non-taxable items	(79)	(44)
Foreign profits taxed at other rates	25	33
Reduction in deferred tax liability following change
in the rate of UK Corporation Tax	(157)	-
Other	(5)	2
Adjustments in respect of prior periods	(81)	(70)
Actual tax charge	1,272	1,387

Overseas tax included above	547	615

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

5.	Earnings per share
Earnings per share have been calculated based on the following:

	First half	First half
	2007	2006
	£m	£m
Earnings
Profit attributable to ordinary shareholders	3,555	2,978
Add back finance cost on dilutive convertible securities	31	33
Diluted earnings attributable to ordinary shareholders	3,586	3,011

	Number of shares – millions
Weighted average number of ordinary shares*
In issue during the period	9,443	9,591
Effect of dilutive share options and convertible securities	162	174
Diluted weighted average number of ordinary shares in issue during the period	9,605	9,765

Basic earnings per share*	37.6p	31.0p

Diluted earnings per share*	37.3p	30.8p

*first half 2006 data have been restated to reflect the two for one bonus issue of ordinary shares in May 2007.

6.	Intangible assets

	Goodwill	Core deposit intangibles	Other purchased intangibles	Internally generated software	Total
	£m	£m	£m	£m	£m
Cost:
At 1 January 2007	17,889	265	275	2,642	21,071
Currency translation and other adjustments	(135)	(5)	(2)	1	(141)
Acquisition of subsidiaries	68	12	-	-	80
Additions	-	-	4	245	249
Disposals and write-off of fully amortised assets	-	-	-	(70)	(70)
At 30 June 2007	17,822	272	277	2,818	21,189

Accumulated amortisation and impairment:
At 1 January 2007	-	127	97	1,943	2,167
Currency translation and other adjustments	-	(3)	(4)	1	(6)
Disposals and write-off of fully amortised assets	-	-	-	(37)	(37)
Charge for the period	-	25	17	155	197
At 30 June 2007	-	149	110	2,062	2,321

Net book value at 30 June 2007	17,822	123	167	756	18,868

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

6.	Intangible assets (continued)

The weighted average amortisation period of purchased intangible assets other than goodwill, subject to amortisation, are:

Core deposit intangibles	6 years
Other purchased intangibles	7 years

The amortisation expense in respect of core deposit intangibles and other purchased intangibles for each of the next five years is currently estimated to be:
£m

2007 - remaining period	42
2008	85
2009	76
2010	29
2011	28

7.	Segmental analysis

The results of each division before amortisation of purchased intangible assets and integration costs and, where appropriate, before allocation of Manufacturing costs ("Contribution") and after allocation of Manufacturing costs ("Operating profit before tax") are detailed on page 37. The Group continues to manage costs where they arise, with customer-facing divisions controlling their direct expenses whilst Manufacturing is responsible for shared costs. The Group does not allocate these shared costs between divisions in the day-to-day management of its businesses, and the way in which divisional results are presented reflects this. The results under the header "Operating profit before tax" include an allocation of Manufacturing costs to the relevant customer-facing divisions on a basis the management considers reasonable.

The revenues for each division in the table below are gross of intra-group transactions.

	First half 2007			First half 2006

		Inter			Inter
	External	Segment	Total	External	Segment	Total
Total revenue	£m	£m	£m	£m	£m	£m
Global Banking & Markets	6,668	4,301	10,969	5,465	3,125	8,590
UK Corporate Banking	3,455	15	3,470	2,771	13	2,784
Retail	5,913	850	6,763	5,493	724	6,217
Wealth Management	458	1,022	1,480	533	694	1,227
Ulster Bank	1,277	43	1,320	1,160	67	1,227
Citizens	2,824	-	2,824	2,896	1	2,897
RBS Insurance	3,150	45	3,195	3,126	24	3,150
Manufacturing	26	-	26	15	(8)	7
Central items	55	4,611	4,666	11	3,460	3,471
Elimination of intra-group transactions	-	(10,887)	(10,887)	-	(8,100)	(8,100)
	23,826	-	23,826	21,470	-	21,470

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

7.	Segmental analysis (continued)

	First half	First half
	2007	2006
Operating profit before tax	£m	£m

Global Banking & Markets	2,170	1,829
UK Corporate Banking	981	878
Retail	1,160	1,085
Wealth Management	202	158
Ulster Bank	238	198
Citizens	752	812
RBS Insurance	255	351
Manufacturing	-	-
Central items	(652)	(708)
	5,106	4,603
Amortisation of purchased intangible assets	(43)	(49)
Integration costs	(55)	(43)
Operating profit before tax	5,008	4,511

	First half	First half
	2007	2006
Contribution	£m	£m

Global Banking & Markets	2,241	1,899
UK Corporate Banking	1,195	1,008
Retail	1,946	1,854
Wealth Management	273	228
Ulster Bank	345	303
Citizens	752	812
RBS Insurance	362	456
Manufacturing	(1,428)	(1,399)
Central items	(580)	(638)
	5,106	4,603
Amortisation of purchased intangible assets	(43)	(49)
Integration costs	(55)	(43)
Operating profit before tax	5,008	4,511

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

7.	Segmental analysis (continued)

Goodwill

	Global Banking & Markets	UK Corporate Banking	Retail	Wealth Management	Ulster Bank	Citizens	RBS Insurance	Central Items	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2007	35	55	255	127	405	6,533	1,064	9,415	17,889
Transfer of business	-	-	(50)	-	50	-	-	-	-
Currency translation and other adjustments	-	-	-	(4)	1	(132)	-	-	(135)
Additions	-	-	-	-	-	68	-	-	68
At 30 June 2007	35	55	205	123	456	6,469	1,064	9,415	17,822

8.	Dividend*

During the period a dividend of 22.1p per ordinary share (2006 – 17.7p) in respect of the final dividend for 2006 was paid to ordinary shareholders, making 30.2p per ordinary share for the year as a whole. In line with our policy the directors have declared an interim dividend for 2007 representing one third of 2006’s total dividend. The interim dividend of 10.1p per ordinary share, declared on 2 August 2007, will be paid on 5 October 2007 to shareholders registered on 17 August 2007.

*prior period data have been restated to reflect the two for one bonus issue of ordinary shares in May 2007.

9.	Analysis of repurchase agreements

	30 June	31 December
	2007	2006
	£m	£m
Reverse repurchase agreements and stock borrowing
Loans and advances to banks	64,697	54,152
Loans and advances to customers	79,469	62,908

Repurchase agreements and stock lending
Deposits by banks	81,335	76,376
Customer accounts	81,703	63,984

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

10.	Litigation

Proceedings, including  consolidated class actions on behalf of former Enron securities holders, have been brought in the United States against a large number of defendants, including the Group, following the collapse of Enron. The claims against the Group could be significant; the class plaintiff’s position is that each defendant is responsible for an entire aggregate damage amount less settlements – they have not quantified claimed damages against the Group in particular.  The Group considers that it has substantial and credible legal and factual defences to these claims and it continues to defend them vigorously. A number of other defendants have reached settlements in the principal class action. The Group is unable reliably to estimate the possible loss to it in relation to these matters or the effect that the possible loss might have on the Group’s consolidated net assets or its operating results or cashflows in any particular period. In addition, pursuant to requests received from the US Securities and Exchange Commission and the Department of Justice, the Group has provided copies of Enron-related materials to these authorities and has co-operated fully with them.

On 27 July 2007, following discussions between the Office of Fair Trading ('OFT'), the Financial Ombudsman Service, the Financial Services Authority and all the major UK banks (including the Group) in the first half of 2007, the OFT issued proceedings in a test case against the banks including the Group to determine the legal status and enforceability of certain charges relating to unauthorised overdrafts. The Group maintains that its charges are fair and enforceable and intends to defend its position vigorously. The Group cannot predict with any certainty the outcome of the test case and is unable reliably to estimate the liability, if any, that may arise or its effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Members of the Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, is satisfied that the outcome of these other claims and proceedings will not have a material adverse effect on its consolidated net assets, operating results or cash flows in any particular period.

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

11.	Analysis of consolidated equity

	First half	First half	Full year
	2007	2006	2006
	£m	£m	£m
Called-up share capital
At beginning of period	815	826	826
Bonus issue of ordinary shares*	1,576	-	-
Shares issued during the period	-	2	2
Shares repurchased during the period	-	(3)	(13)
At end of period	2,391	825	815

Share premium account
At beginning of period	12,482	11,777	11,777
Bonus issue of ordinary shares*	(1,576)	-	-
Shares issued during the period	460	446	815
Shares repurchased during the period	-	-	(381)
Redemption of preference shares classified as debt	159	271	271
At end of period	11,525	12,494	12,482

Merger reserve
At beginning and end of period	10,881	10,881	10,881

Available-for-sale reserves
At beginning of period	1,528	(73)	(73)
Currency translation adjustments	17	(6)	(43)
Unrealised (losses)/gains in the period	(376)	1,475	2,652
Realised gains in the period	(117)	(81)	(313)
Taxation	204	(397)	(695)
At end of period	1,256	918	1,528

Cash flow hedging reserve
At beginning of period	(149)	59	59
Currency translation adjustments	-	(10)	-
Amount recognised in equity during the period	(26)	216	(109)
Amount transferred from equity to earnings in the period	(99)	(71)	(140)
Taxation	24	(57)	41
At end of period	(250)	137	(149)

Foreign exchange reserve
At beginning of period	(872)	469	469
Retranslation of net assets, net of related hedges	(220)	(676)	(1,341)
At end of period	(1,092)	(207)	(872)

*in May 2007, the Group capitalised £1,576 million of its share premium account by way of a two for one bonus issue of ordinary shares of 25p each.

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

11.	Analysis of consolidated equity (continued)

	First half	First half	Full year
	2007	2006	2006
	£m	£m	£m
Capital redemption reserve
At beginning of period	170	157	157
Shares repurchased during the period	-	3	13
At end of period	170	160	170

Retained earnings
At beginning of period	15,487	11,346	11,346
Profit attributable to ordinary and equity preference shareholders	3,661	3,069	6,393
Ordinary dividends paid	(2,091)	(1,699)	(2,470)
Equity preference dividends paid	(106)	(91)	(191)
Shares repurchased during the period	-	(201)	(624)
Redemption of preference shares classified as debt	(159)	(271)	(271)
Actuarial (losses)/gains recognised in retirement benefit
schemes, net of tax (1)	(48)	-	1,262
Net cost of shares bought and used to satisfy share-based
payments	(38)	-	(38)
Share-based payments, net of tax	32	20	80
At end of period	16,738	12,173	15,487

Own shares held
At beginning of period	(115)	(7)	(7)
Shares purchased during the period	(50)	-	(254)
Shares issued under employee share schemes	90	1	146
At end of period	(75)	(6)	(115)

Shareholders’ equity at end of period	41,544	37,375	40,227

Attributable to:
Ordinary shareholders	37,403	34,016	36,546
Preference shareholders	4,141	3,359	3,681

Minority interests
At beginning of period	5,263	2,109	2,109
Currency translation adjustments and other movements	4	(177)	(297)
Profit attributable to minority interests	75	55	104
Dividends paid	(55)	(41)	(66)
Unrealised (losses)/gains on available-for-sale reserves	(332)	1,712	2,140
Equity raised	-	528	1,354
Equity withdrawn and disposals	(41)	-	(81)
At end of period	4,914	4,186	5,263

Total equity at end of period	46,458	41,561	45,490

(1) The movement of £48 million in the first half of 2007 reflects the reduction in deferred tax asset on actuarial losses recognised in retirement benefit schemes following the change in the rate of UK Corporation Tax.

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

12.	Contingent liabilities, commitments and contractual cash obligations

	30 June 2007
	Less than 1 year	More than 1 year but less than 3 years	More than 3 years but less than 5 years	Over 5 years	Total
	£m	£m	£m	£m	£m
Contingent liabilities
Guarantees and assets pledged as collateral security	6,092	1,819	1,077	2,008	10,996
Other contingent liabilities	2,663	583	418	5,969	9,633
Total	8,755	2,402	1,495	7,977	20,629

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	170,646	23,535	40,182	26,917	261,280
Other commitments	2,331	469	8	124	2,932
Total	172,977	24,004	40,190	27,041	264,212

Contractual cash obligations
Dated loan capital	1,043	931	4,905	7,409	14,288
Operating and finance leases	339	623	531	1,962	3,455
Obligations to purchase goods or services	988	638	63	114	1,803
Total	2,370	2,192	5,499	9,485	19,546

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

13.	Significant differences between IFRS and US generally accepted accounting principles

The consolidated accounts of the Group have been prepared in accordance with IFRS issued and extant at 30 June 2007 which differ in certain significant respects from US generally accepted accounting principles ("US GAAP"). The significant differences which affect the Group are summarised below in two separate sections.

Section (i) covers ongoing significant differences between IFRS and US GAAP.

Section (ii) summarises those adjustments that, although the applicable IFRS and US GAAP standards are substantially the same, arise because their effective dates for the Group differ.

(i)	Ongoing GAAP differences

IFRS	US GAAP
(a) Acquisition accounting
All integration costs relating to acquisitions are expensed as post-acquisition expenses.	Certain restructuring and exit costs incurred in the acquired business are treated as liabilities assumed on acquisition and taken into account in the calculation of goodwill.
On the acquisition of NatWest in 2000, the fair value of the pension scheme surplus was restricted to the amount expected to be realised through reduced contributions or refunds.	The full surplus was recognised as a fair value adjustment on acquisition. As a result goodwill recognised under US GAAP on the acquisition of NatWest was lower than under IFRS.
(b) Investment properties
Investment properties are carried at fair value; changes in fair value are included in profit or loss.	Revaluations of property are not permitted. Depreciation is charged, and gains or losses on disposal are based on the depreciated cost.
(c) Leasehold property provisions
Provisions are recognised on leasehold properties when there is a commitment to vacate the property.	Provisions are recognised on leasehold properties at the time the property is vacated.
(d) Loan origination
Only costs that are incremental and directly attributable to the origination of a loan are deferred over the period of the related loan or facility.	Certain direct (but not necessarily incremental) costs are deferred and recognised over the period of the related loan or facility.
(e) Pension costs
Pension scheme assets are measured at their fair value.  Scheme liabilities are measured on an actuarial basis using the projected unit method and discounted at the current rate of return on a high quality corporate bond of equivalent term and currency.  Any surplus or deficit of scheme assets compared with liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit).  An asset is only recognised to the extent that the surplus can be recovered through reduced contributions in the future or through refunds from the scheme.

US GAAP requires similar measurement of pension assets and liabilities. Any surplus or deficit is recognised on the balance sheet with effect from 31 December 2006 and changes in the funded status of the plan are recognised through comprehensive income.

The current service cost and any past service costs together with the expected return on scheme assets less the unwinding of the discount on the scheme liabilities is charged to the income statement.	Under US GAAP, in the income statement, a certain portion of actuarial gains and losses are deferred over the average remaining service lives of active employees expected to receive benefits.

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

13.	Significant differences between IFRS and US GAAP for the Group

(i)	Ongoing GAAP differences (continued)

IFRS	US GAAP
(f) Sale and leaseback transactions
If a sale and leaseback transaction results in an operating lease and it is clear that the transaction is established at fair value, any profit is recognised immediately.
If a sale and leaseback transaction results in an operating lease, the seller recognises any profit on the sale in proportion to the related gross rental charged to expense over the lease term unless;
(a)   the seller relinquishes the right to substantially all the remaining use of the property sold in which case the sale and leaseback is accounted for as separate transactions; or
(b)   the seller retains more than a minor part but less than substantially all of the use of the property through the leaseback in which case the profit on sale in excess of the present value of minimum lease payments is recognised at the date of sale.

(g) Long-term assurance business
IFRS requires contracts to be analysed between insurance and investment contracts. Investment contracts are accounted as financial instruments. Insurance contracts are accounted for using an embedded value methodology: the shareholders' interest in the long-term assurance fund is valued as the discounted value of the cash flows expected to be generated from in-force policies together with net assets in excess of the statutory liabilities.

US GAAP also requires contracts to be classified either as insurance or investment contracts; however US GAAP does not permit embedded value reporting.

Deferred acquisition cost and income accounting is required for all contracts. Where investment contract policy charges benefit future periods, they are deferred and amortised.

(h) Financial instruments
Financial assets and liabilities at fair value through profit or loss
Financial assets and liabilities held for trading are measured at fair value with changes in fair value recognised in profit or loss.  Financial assets and liabilities may also be designated on initial recognition as at fair value through profit or loss subject to certain conditions.

Trading securities and derivatives, certain hybrid financial instruments subject to a fair value election, and securities held by the Group’s private equity business are carried at fair value with changes in fair value recognised in net income.

Debt securities classified as loans and receivables
Non-derivative financial assets with fixed or determinable repayments that are not quoted in an active market are classified as loans and receivables except those that are classified as held-to-maturity, held-for-trading, available-for-sale or designated as at fair value through profit or loss. Loans and receivables are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at adjusted cost using the effective interest method less any impairment losses. The Group has classified some debt securities as loans and receivables.

These debt securities are classified as available-for-sale securities with unrealised gains and losses reported in a separate component of equity, except when the unrealised loss is considered other than temporary in which case the loss is included in net income.

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

13.	Significant differences between IFRS and US GAAP for the Group

(i)	Ongoing GAAP differences (continued)

IFRS	US GAAP
(h) Financial instruments (continued)
Available-for-sale securities
Financial assets classified as available-for-sale may take any legal form. Equity shares, the sale of which is restricted by contractual requirements (restricted stock) are carried at fair value.
Debt and equity securities having a readily determinable fair value are classified as available-for-sale. Such securities are measured at fair value with unrealised gains and losses reported in a separate component of equity.

Restricted stock are recorded at cost.

Loans classified as held-for-trading
Loans classified as held-for-trading are carried at fair value.
Collateralised loans arising from reverse repurchase and stock borrowing agreements and cash collateral given are measured at cost. Other held-for-trading loans are measured at the lower of cost and fair value except those held by the Group’s broker-dealer and its affiliates which are recorded at fair value.

Foreign exchange gains and losses on monetary available-for-sale financial assets
For the purposes of recognising foreign exchange gains and losses, a monetary available-for-sale debt security is treated as if it were carried at amortised cost in the foreign currency. Accordingly, for such financial assets, exchange differences resulting from retranslating amortised cost are recognised in profit or loss.
Exchange differences are included with other unrealised gains and losses on available-for-sale securities and reported in a separate component of equity.
(i) Derivatives and hedging activities
Gains and losses arising from changes in fair value of a derivative are recognised as they arise in profit or loss unless the derivative is the hedging instrument in a qualifying hedge. The Group enters into three types of hedge relationship: hedges of changes in the fair value of a recognised asset or liability or firm commitment (fair value hedges); hedges of the variability in cash flows from a recognised asset or liability or a forecast transaction (cash flow hedges); and hedges of the net investment in a foreign entity.

US GAAP principles are similar to IFRS. There are however differences in their detailed application. The Group has not recognised any hedge relationships for US GAAP purposes except hedges of net investments in overseas operations. All derivatives are measured at fair value with changes in fair value recognised in net income.

(j) Liabilities and equity
Certain preference shares issued by the company where distributions are not discretionary are classified as debt.	Preference shares issued by the company are classified as equity, as they are perpetual and redeemable only at the option of the company.

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

13.	Significant differences between IFRS and US GAAP for the Group

(i)	Ongoing GAAP differences (continued)

(k) Consolidation
All entities controlled by the Group are consolidated including those special purpose entities (SPEs) where the substance of the relationship between the reporting entity and the SPE indicates that it is controlled by the Group.

US GAAP requires consolidation by the primary beneficiary of a variable interest entity (VIE). An enterprise is the primary beneficiary of a VIE if it will absorb the majority of the VIE’s expected losses, receive a majority of expected residual returns, or both.

This GAAP difference has no effect on net income or shareholders’ equity.

(l) Offset arrangements
A financial asset and a financial liability are offset and the net amount reported in the balance sheet when, and only when, the Group currently has a legally enforceable right to set off the recognised amounts; and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Arrangements such as master netting agreements do not generally provide a basis for offsetting.

Debit and credit balances with the same counterparty may be offset only where there is a legally enforceable right of set-off and the intention to settle on a net basis. However, fair value amounts for forward, interest rate swap, currency swap, option, and other conditional or exchange contracts executed with the same counterparty under a master netting agreement may be offset as may repurchase and reverse repurchase agreements that are executed under a master netting agreement with the same counterparty and have the same settlement date.

This GAAP difference has no effect on net income or shareholders’ equity.

(ii)	Implementation timing differences

IFRS	US GAAP
(a) Properties occupied for own use
Prior to the implementation of IFRS, the Group annually revalued freehold and long leasehold property occupied for its own use. On transition to IFRS, as permitted by IFRS 1 valuations of these properties at 31 December 2003 were deemed to be their cost.
Revaluations of property are not permitted. Depreciation is charged, and gains or losses on disposal are based on depreciated cost.

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

13.	Significant differences between IFRS and US GAAP for the Group (continued)

(ii)	Implementation timing differences (continued)

(b) Intangible assets
Purchased goodwill
Purchased goodwill is recorded at cost less any accumulated impairment losses. Goodwill is tested annually (at 30 September) for impairment or more frequently if events or changes in circumstances indicate that it might be impaired.

Goodwill arising on acquisitions after 1 October 1998 was capitalised and amortised over its estimated useful economic life. Goodwill arising on acquisitions before 1 October 1998 was deducted from equity. The carrying amount of goodwill in the Group's opening IFRS balance sheet was its carrying value under UK GAAP as at 31 December 2003.

There was no restatement of previous acquisitions in 1998.

Other intangibles

US GAAP requires the same treatment of purchased goodwill. This was adopted by the Group from 1 July 2001. Prior to this goodwill was recognised as an asset and amortised over periods of up to 25 years. No amortisation was written back on this change of policy.

Until 2004 intangible assets acquired in a business combination were recognised separately from goodwill only if they were separable and reliably measurable. From 1 January 2004 intangible assets are recognised if they are separable or arise from contractual or other legal rights. All intangible assets are amortised over their useful economic lives.
For US GAAP purposes the Group recognised intangible assets separately from goodwill from 1 July 2001. This has resulted in the recognition of additional intangible assets and consequently a higher amortisation charge under US GAAP.

The Group implemented SFAS 155 ‘Accounting for Certain Hybrid Financial Instruments’ with effect from 1 January 2007.  The standard permits an irrevocable election on initial recognition to measure at fair value any hybrid financial instrument containing an embedded derivative that otherwise would require bifurcation under SFAS 133.  The Group has elected to fair value certain instruments, principally structured notes, issued after 31 December 2006.  In addition, the Group elected to fair value such instruments existing at 1 January 2007 resulting in a £75 million cumulative effect increase in retained earnings (comprising gains of £84m less losses of £9m).

The Group implemented FIN 48 'Accounting for Uncertainty in Income Taxes' on 1 January 2007. The effect was not material. The Group does not expect any material change in unrecognised tax benefits relating to uncertain tax positions as at 30 June 2007 within the next 12 months.

Recent developments in US GAAP

As discussed in the Annual Report on Form 20-F for the year ended 31 December 2006, the Group is evaluating the implications of SFAS 157 ‘Fair Value Measurements’ and SFAS 159 ‘The Fair Value Option for Financial Assets and Financial Liabilities’ on its US GAAP reporting.

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

13.	Significant differences between IFRS and US GAAP for the Group (continued)

Selected figures in accordance with US GAAP

The following tables summarise the significant adjustments to consolidated net income available for ordinary shareholders and shareholders’ equity, which would result from the application of US GAAP instead of IFRS. Where applicable, the adjustments are stated gross of tax with the tax effect shown separately in total.

Consolidated statement of income (unaudited)	First half	First half
	2007	2006
	£m	£m

Profit attributable to ordinary shareholders - IFRS	3,555	2,978
Investment properties	(231)	(63)
Leasehold property provisions	(10)	7
Loan origination	(22)	65
Pensions costs	(102)	(168)
Sale and leaseback transactions	(36)	(28)
Long-term assurance business	(28)	(11)
Financial instruments	(154)	(46)
Derivatives and hedging	(234)	(398)
Liabilities and equity	23	64
Implementation timing differences
- properties occupied for own use	9	(5)
- intangible assets	(28)	(32)
	(19)	(37)
Other	36	3
Taxation
- change of rate of UK Corporation Tax*	(157)	-
- other	233	161
	76	161
Net income available for ordinary shareholders – US GAAP	2,854	2,527

Income statement presentation under US GAAP does not differ significantly from IFRS except that under US GAAP impairment losses are included in total income.

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

13.	Significant differences between IFRS and US GAAP for the Group (continued)

Consolidated shareholders’ equity (unaudited)	30 June	31 December
	2007	2006
	£m	£m

Shareholders’ equity - IFRS	41,544	40,227
Acquisition accounting
- restructuring costs	494	494
- pension surplus	(1,555)	(1,555)
	(1,061)	(1,061)
Investment properties	(865)	(634)
Leasehold property provisions	74	84
Loan origination	497	520
Pensions costs	(168)	(168)
Sale and leaseback transactions	(116)	(84)
Long-term assurance business	(87)	(59)
Financial instruments	(2,399)	(2,558)
Derivatives and hedging	(54)	55
Liabilities and equity	1,493	1,491
Implementation timing differences
- properties occupied for own use	(230)	(239)
- intangible assets	1,722	1,753
	1,492	1,514
Other	(33)	(34)
Taxation
- change of rate of UK Corporation Tax*	(104)	-
- other	879	784
	775	784
Shareholders’ equity – US GAAP	41,092	40,077

* IFRS requires tax rates changes to be recognised on substantive enactment of relevant legislation.  The Group recognised a reduction in deferred tax liability to reflect a change in the rate of UK Corporation Tax with effect from 1 April 2008. Under US GAAP the effect of changes on tax rates are recognised only when the relevant legislation is enacted.

Total assets under US GAAP of £847.1 billion (31 December 2006 - £770.8 billion) primarily reflects the effect of certain arrangements that can be netted under US GAAP together with the effects of adjustments made to shareholders' equity.

Earnings per share
Basic and diluted earnings per share ("EPS") under US GAAP differ from IFRS only to the extent that the income calculated under US GAAP differs from that under IFRS.

	First half 2007			First half 2006*
	Income	No. of shares	Per share amount	Income	No. of shares	Per share amount
	£m	million	Pence	£m	million	Pence

Basic EPS	2,854	9,443	30.2	2,527	9,591	26.3
Dilutive effect of share options outstanding	31	159	(0.2)	33	174	(0.1)
Diluted EPS	2,885	9,602	30.0	2,560	9,765	26.2

*First half 2006 data have been restated to reflect the two for one bonus issue of ordinary shares in May 2007.

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

13.	Significant differences between IFRS and US GAAP for the Group (continued)

Pension costs

Defined benefit schemes
	First half	First half
	2007	2006
	£m	£m

Service cost	327	299
Interest cost	525	456
Expected return on plan assets	(623)	(506)
Amortisation of loss	103	186
Amortisation of prior service cost	4	-
Net periodic pension cost	336	435

As at 30 June 2007, contributions of £239 million have been made to the Group's defined benefit pension schemes and the Group presently anticipates an additional contribution of £225 million to fund these schemes in 2007.

A further £35 million was charged in the first half of 2007 in respect of defined contribution schemes (first half 2006 - £23 million)

14.	Statutory accounts

Financial information contained in this document does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 ("the Act"). The statutory accounts for the year ended 31 December 2006 have been filed with the Registrar of Companies and have been reported on by the auditors under section 235 of the Act. The report of the auditors was unqualified and did not contain a statement under section 237(2) or (3) of the Act.

THE ROYAL BANK OF SCOTLAND GROUP plc

ANALYSIS OF INCOME, EXPENSES AND IMPAIRMENT LOSSES

	First half	First half
	2007	2006
	£m	£m

Fees and commissions receivable	3,588	3,543
Fees and commissions payable
- banking	(715)	(733)
- insurance related	(201)	(252)
Net fees and commissions	2,672	2,558

Foreign exchange	424	258
Interest rate	922	634
Credit	421	496
Other	108	65
Income from trading activities	1,875	1,453

Rental income and other asset-based activities	1,184	1,039
Other income
- principal investments	288	203
- net realised gains on available-for-sale securities	15	66
- dividend income	35	41
- profit on sale of property, plant and equipment	92	50
- other	98	58
Other operating income	1,712	1,457

Non-interest income (excluding insurance premiums)	6,259	5,468

Insurance net premium income	3,048	2,980

Total non-interest income	9,307	8,448

Staff costs
- wages, salaries and other staff costs	3,029	2,740
- social security costs	196	203
- pension costs	269	290
Premises and equipment	748	668
Other	1,319	1,286
Administrative expenses	5,561	5,187
Operating lease depreciation	362	403
Other depreciation and amortisation	473	450
Operating expenses*	6,396	6,040

General insurance	2,130	1,962
Bancassurance	285	242
Insurance net claims	2,415	2,204

Loan impairment losses	851	889
Impairment of available-for-sale securities	20	(2)
Impairment losses	871	887

*Operating expenses include:
Integration costs:
- Administrative expenses	26	41
- Depreciation and amortisation	29	2
	55	43
Amortisation of purchased intangible assets	43	49
	98	92

THE ROYAL BANK OF SCOTLAND GROUP plc

REGULATORY RATIOS

	30 June	31 December
	2007	2006
	£m	£m
Capital base
Ordinary shareholders’ funds and minority interests less
intangibles	20,985	20,281
Preference shares and tax deductible securities	10,166	9,760
Tier 1 capital	31,151	30,041
Tier 2 capital	26,955	27,491
	58,106	57,532
Less: Supervisory deductions	(5,803)	(10,583)
	52,303	46,949
Risk-weighted assets
Banking book
- on-balance sheet	333,400	318,600
- off-balance sheet	62,700	59,400
Trading book	23,600	22,300
	419,700	400,300
Risk asset ratio
Tier 1	7.4%	7.5%
Total	12.5%	11.7%

Composition of capital
Tier 1
Shareholders’ equity and minority interests	43,110	41,700
Innovative tier 1 securities and preference shares	4,264	4,900
Goodwill and other intangible assets	(18,868)	(18,904)
Regulatory and other adjustments	2,645	2,345
Total qualifying tier 1 capital	31,151	30,041

Tier 2
Unrealised gains in available-for-sale equity securities
in shareholders’ equity and minority interests	3,348	3,790
Collective impairment losses, net of taxes	2,374	2,267
Qualifying subordinated liabilities	20,663	21,024
Minority and other interests in tier 2 capital	570	410
Total qualifying tier 2 capital	26,955	27,491

Supervisory deductions
Unconsolidated investments	4,147	3,870
Investments in other banks (1)	64	5,203
Other deductions	1,592	1,510
	5,803	10,583

Total regulatory capital	52,303	46,949

(1) The reduction in supervisory deductions for investments in other banks reflects changes to the FSA rules following the implementation of certain provisions of the EU Capital Requirements Directive with effect from 1 January 2007. This affects the Group's investment in Bank of China which is now included in risk-weighted assets.

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY

Analysis of loans and advances to customers
The following table analyses loans and advances to customers (including reverse repurchase agreements and stock borrowing) by industry and geography.

	30 June	31 December
	2007	2006
	£m	£m

Central and local government	3,806	6,732
Finance	38,073	25,017
Individuals – home	71,148	70,884
Individuals – other	27,763	27,922
Other commercial and industrial comprising:
- Manufacturing	11,410	11,051
- Construction	9,155	8,251
- Service industries and business activities	46,453	43,887
- Agriculture, forestry and fishing	2,472	2,767
- Property	42,933	39,296
Finance leases and instalment credit	14,529	14,218
Interest accruals	1,566	1,497
Total domestic	269,308	251,522
Overseas residents	77,779	69,242
Total UK offices	347,087	320,764

Overseas
US	93,808	92,166
Rest of the World	66,362	57,896
Total Overseas offices	160,170	150,062

Loans and advances to customers – gross	507,257	470,826
Loan impairment provisions	(4,060)	(3,933)
Total loans and advances to customers	503,197	466,893

Reverse repurchase agreements included in the analysis above:

Central and local government	-	3,677
Finance	28,699	17,540
Accruals	185	220
	28,884	21,437
Overseas residents	23,556	18,487
Total UK offices	52,440	39,924
US	22,849	19,383
Rest of the World	4,180	3,601
Total	79,469	62,908

Loans and advances to customers excluding reverse
repurchase agreements - net	423,728	403,985

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY (continued)

Risk elements in lending
The Group’s loan control and review procedures do not include the classification of loans as non-accrual, accruing past due, restructured and potential problem loans, as defined by the Securities and Exchange Commission (‘SEC’) in the US.  The following table shows the estimated amount of loans which would be reported using the SEC’s classifications.  The figures are stated before deducting the value of security held or related provisions.

	30 June	31 December
	2007	2006
	£m	£m
Loans accounted for on a non-accrual basis (2):
- Domestic	5,560	5,420
- Foreign	819	812
	6,379	6,232
Accruing loans which are contractually overdue
90 days or more as to principal or interest (3):
- Domestic	32	81
- Foreign	38	24
	70	105
Total risk elements in lending	6,449	6,337
Potential problem loans (4):
- Domestic	29	47
- Foreign	1	5
	30	52

Closing provisions for impairment as a % of total risk elements in lending and potential problem loans	63%	62%

Risk elements in lending as a % of gross lending to customers excluding reverse repos	1.51%	1.55%

Risk elements in lending and potential problem loans as a % of gross lending to customers excluding reverse repos	1.51%	1.57%

1)
For the analysis above, 'Domestic' consists of the United Kingdom domestic transactions of the Group.  'Foreign' comprises the Group’s transactions conducted through offices outside the UK and through those offices in the UK specifically organised to service international banking transactions.

2)	All loans against which an impairment provision is held are reported in the non-accrual category.
3)	Loans where an impairment event has taken place but no impairment recognised. This category is used for fully collateralised non-revolving credit facilities.
4)
Loans for which an impairment event has occurred but no impairment provision is necessary.  This category is used for fully collateralised advances and revolving credit facilities where identification as 90 days overdue is not feasible.

THE ROYAL BANK OF SCOTLAND GROUP plc

RISK INFORMATION

Market risk
The Group manages the market risk in its trading and treasury portfolios through its market risk management framework. This expresses limits based on, but not limited to: value-at-risk (VaR); stress testing and scenario analysis; and position and sensitivity analyses. VaR is a technique that produces estimates of the potential negative change in the market value of a portfolio over a specified time horizon at given confidence levels.  The table below sets out the VaR, at a 95% confidence level and a one-day time horizon, for the Group's trading and treasury portfolios.  The VaR for the Group’s trading portfolios includes idiosyncratic risk and is segregated by type of market risk exposure.

	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m
Trading VaR

Interest rate	11.7	11.4	15.9	9.0
Credit spread	14.6	13.9	15.9	13.0
Currency	2.1	1.8	5.2	1.1
Equity and commodity	2.3	2.6	3.8	1.6
Diversification effects		(13.0)
30 June 2007	16.1	16.7	19.0	13.2
31 December 2006	14.2	15.6	18.9	10.4
30 June 2006	13.1	14.5	16.2	10.4

Treasury VaR

30 June 2007	2.8	3.4	3.9	1.3
31 December 2006	2.4	1.5	4.4	0.6
30 June 2006	3.3	2.7	4.4	2.5

Non-trading interest rate VaR (including Treasury)

30 June 2007	40.8	41.6	48.5	32.9
31 December 2006	76.6	40.2	98.7	40.2
30 June 2006	88.2	95.7	98.7	77.8

The Group's VaR should be interpreted in light of the limitations of the methodologies used.  These limitations include:

•
Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements which have not occurred in the historical window used in the calculations.

•	VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.
•	VaR using a 95% confidence level does not reflect the extent of potential losses beyond that percentile.

The Group largely computes the VaR of trading portfolios at the close of business and positions may change substantially during the course of the trading day.  Controls are in place to limit the Group's intra-day exposure, such as the calculation of VaR for selected portfolios. These limitations and the nature of the VaR measure mean that the Group cannot guarantee that losses will not exceed the VaR amounts indicated.  The Group undertakes stress testing to identify the potential for losses in excess of the VaR.

The Group’s treasury activities include its money market business and the management of internal funds flow within the Group’s businesses.

THE ROYAL BANK OF SCOTLAND GROUP plc

RISK INFORMATION (continued)

Currency risk

The Group does not maintain material non-trading open currency positions other than the structural foreign currency translation exposures arising from its investment in foreign subsidiaries and associated undertakings and their related currency funding. The table below sets out the Group’s structural foreign currency exposures

	30 June 2007			31 December 2006
	Net investments in overseas operations	Foreign currency borrowings hedging net investments	Structural foreign currency exposures	Structural foreign currency exposures
	£m	£m	£m	£m

US Dollar	14,631	5,072	9,559	9,758
Euro	2,948	1,019	1,929	1,363
Swiss franc	485	479	6	5
Chinese RMB	2,674	-	2,674	3,013
Other non-sterling	146	139	7	25
	20,884	6,709	14,175	14,164

The US dollar and Euro open structural foreign currency exposure positions are taken to minimise the impact of movements in the US dollar and Euro exchange rates against sterling on the Group's capital ratios. The exposure in Chinese RMB arises from the Group's strategic investment in Bank of China.

THE ROYAL BANK OF SCOTLAND GROUP plc

OTHER INFORMATION

	30 June	31 December
	2007	2006

Number of ordinary shares in issue*	9,456m	9,459m

Employee numbers
(full time equivalents rounded to the nearest hundred)
Global Banking & Markets	9,900	8,600
UK Corporate Banking	9,000	8,800
Retail	37,800	38,900
Wealth Management	4,700	4,500
Ulster Bank	6,100	5,600
Citizens	22,500	23,100
RBS Insurance	17,500	17,500
Manufacturing	25,100	25,400
Centre	2,800	2,600
Group total	135,400	135,000

*prior period data have been restated to reflect the two for one bonus issue of ordinary shares in May 2007.

THE ROYAL BANK OF SCOTLAND GROUP plc

SELECTED FINANCIAL DATA

The dollar financial information included below has been translated for convenience at the rate of £1.00 to US$2.0063, the Noon Buying Rate on 29 June 2007 (the last business day of the period).

Summary consolidated income statement
	First half 2007		First half 2006
Amounts in accordance with IFRS	$m	£m	£m

Net interest income	10,800	5,383	5,194
Non-interest income	18,673	9,307	8,448
Total income	29,473	14,690	13,642
Operating expenses	12,833	6,396	6,040
Profit before other operating charges and impairment losses	16,640	8,294	7,602
Insurance net claims	4,845	2,415	2,204
Impairment losses	1,747	871	887
Operating profit before tax	10,048	5,008	4,511
Tax	2,552	1,272	1,387
Profit for the period	7,496	3,736	3,124

Profit attributable to:
Minority interests	151	75	55
Preference shareholders	213	106	91
Ordinary shareholders	7,132	3,555	2,978
	7,496	3,736	3,124

Ordinary dividends	4,195	2,091	1,699

Amounts in accordance with US GAAP
Net income available for ordinary shareholders	5,726	2,854	2,527

Summary consolidated balance sheet
	30 June 2007		31 December 2006
Amounts in accordance with IFRS	$m	£m	£m

Loans and advances	1,194,218	595,234	549,499
Debt securities and equity shares	312,014	155,517	140,755
Derivatives and settlement balances	410,660	204,685	124,106
Other assets	112,011	55,830	57,072
Total assets	2,028,903	1,011,266	871,432

Shareholders' equity	83,350	41,544	40,227
Minority interests	9,859	4,914	5,263
Subordinated liabilities	54,329	27,079	27,654
Deposits	1,120,984	558,732	516,365
Derivatives, settlement balances and short positions	512,469	255,430	167,588
Other liabilities	247,912	123,567	114,335
Total liabilities and equity	2,028,903	1,011,266	871,432

Amounts in accordance with US GAAP
Shareholders’ equity	82,443	41,092	40,077
Total assets	1,699,446	847,055	770,815

THE ROYAL BANK OF SCOTLAND GROUP plc

SELECTED FINANCIAL DATA (continued)

Other financial data

	First half	First half
	2007	2006
Based upon IFRS
Earnings per ordinary share - pence (1)	37.6	31.0
Diluted earnings per ordinary share - pence (1)	37.3	30.8
Dividends per ordinary share - pence (1)	22.1	17.7
Share price per ordinary share at period end - £ (1)	6.33	5.93
Market capitalisation at period end - £ billion	59.9	56.8
Net asset value per ordinary share - £ (1)	3.96	3.55
Return on average total assets - %	0.75	0.74
Return on average ordinary shareholders' equity - %	19.2	18.1
Average shareholders' equity as a percentage of average total assets - %	4.3	4.4
Ratio of earnings to fixed charges and preference dividends
- including interest on deposits	1.59	1.64
- excluding interest on deposits	6.29	6.34
Ratio of earnings to fixed charges only
- including interest on deposits	1.61	1.66
- excluding interest on deposits	7.11	7.13

Based upon US GAAP
Earnings per ordinary share – pence (1)	30.2	26.3
Diluted earnings per ordinary share - pence (1)	30.0	26.2
Dividends per ordinary share - pence (1)	22.1	17.7
Return on average total assets - %	0.71	0.72
Return on average ordinary shareholders' equity - %	16.2	13.8
Average shareholders' equity as a percentage of average total assets - %	5.0	5.6
Ratio of earnings to fixed charges and preference dividends
- including interest on deposits	1.49	1.54
- excluding interest on deposits	5.40	5.51
Ratio of earnings to fixed charges only
- including interest on deposits	1.52	1.58
- excluding interest on deposits	6.52	6.93

(1)	First half 2006 data have been restated to reflect the two for one bonus issue of ordinary shares in May 2007.

THE ROYAL BANK OF SCOTLAND GROUP plc

FORWARD-LOOKING STATEMENTS

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘should’, ‘intend’, ‘plan’, ‘probability’, ‘risk’, ‘Value-at-Risk (“VaR”)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, 'optimistic', 'prospects' and similar expressions or variations on such expressions and sections such as ‘Financial review'.

In particular, this document includes forward-looking statements relating, but not limited, to the Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk.  Such statements are subject to risks and uncertainties.  For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations.  By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G-7 central banks; inflation; deflation; unanticipated turbulence in interest rates, foreign currency exchange rates, commodity prices and equity prices; changes in UK and foreign laws, regulations and taxes; changes in competition and pricing environments; natural and other disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this report, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

THE ROYAL BANK OF SCOTLAND GROUP plc

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland Group plc
Registrant

/s/ Guy Whittaker
Guy Whittaker
Group Finance Director
15 August 2007